UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)

AVOCENT CORPORATION
(Name of Subject Company)

GLOBE ACQUISITION CORPORATION
EMERSON ELECTRIC CO.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

053893103
(Cusip Number of Class of Securities)

Frank L. Steeves
Senior Vice President, Secretary and General Counsel
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136
Telephone: (314) 553-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Phillip R. Mills, Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 15, 2009, as previously amended, by Emerson Electric Co., a Missouri corporation (“Emerson”), and Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Emerson, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Avocent Corporation, a Delaware corporation (“Avocent”), for $25.00 per Share in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The item of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On November 2, 2009, Emerson submitted the Hungarian Notification with respect to the Offer to the Hungarian Competition Office (Gasdasági Versenyhivatal).

On November 9, 2009, the parties in the litigations pending in both Alabama and Delaware relating to the transactions contemplated by the Merger Agreement (collectively, the “Actions”) entered into a memorandum of understanding (the “Memorandum of Understanding”) reflecting an agreement-in-principle to settle both Actions on terms and conditions set forth in the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, Avocent agreed to make certain additional disclosures in the Schedule 14D-9, and plaintiffs, in turn, agreed to dismiss the Actions and release all claims and actions relating to the proposed transaction.  In addition, the defendants agreed to pay or cause to be paid to plaintiffs’ attorneys fees and expenses in an amount to be ordered by the court but not to exceed $700,000 for both Actions. The settlement is subject to, among other things, final court approval and consummation of the Offer.

The settlement will not affect the amount of the Offer Price or the merger consideration.

The defendants (including Emerson) have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they engaged in any wrongdoing. The defendants entered into the Memorandum of Understanding to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2009

GLOBE ACQUISITION CORPORATION

By:	/s/ Alan Mielcuszny
	Name:	Alan Mielcuszny
	Title:	Vice President

EMERSON ELECTRIC CO.

By:	/s/ Alan Mielcuszny
	Name:	Alan Mielcuszny
	Title:	Vice President, Development